Exhibit 2.1

Execution Version
ASSET PURCHASE AGREEMENT
Between
PENNSYLVANIA LAND RESOURCES, LLC,

As Seller

And
VANTAGE ENERGY APPALACHIA II LLC,
As Purchaser

Dated as of May 16, 2016

TABLE OF CONTENTS

I.	DEFINITIONS		1
	1.1	Certain Definitions	1
	1.2	Terms Defined Elsewhere in this Agreement	9
	1.3	Other Definitional and Interpretive Matters	10
	1.4	Jointly Drafted	11

II.	PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES		11
	2.1	Purchase and Sale of Assets	11
	2.2	Excluded Assets	14
	2.3	Assumption of Liabilities	14
	2.4	Excluded Liabilities	15
	2.5	Non-Assignment of Assets	15
	2.6	Further Conveyances and Assumptions	16

III.	CONSIDERATION; ADJUSTMENT		17
	3.1	Consideration	17
	3.2	Purchase Price Deposit	17
	3.3	Payment of Closing Payment	17
	3.4	Apportionments	17

IV.	CLOSING AND TERMINATION		18
	4.1	Closing Date	18
	4.2	Deliveries by Sellers	18
	4.3	Deliveries by Purchaser	19
	4.4	Termination of Agreement	20
	4.5	Procedure Upon Termination	21
	4.6	Effect of Termination	21

V.	BANKRUPTCY COURT APPROVAL		21
	5.1	[Intentionally Omitted]	21
	5.2	Competing Transactions	22
	5.3	Bankruptcy Court Approval	22
	5.4	Bankruptcy Filings	22

VI.	REPRESENTATIONS AND WARRANTIES OF SELLER		23
	6.1	Organization and Good Standing	23
	6.2	Authorization of Agreement	23
	6.3	Conflicts; Consents of Third Parties	23
	6.4	Real Property	24
	6.5	Title to Purchased Assets	24
	6.6	Taxes	24

	6.7	Employees	25
	6.8	Validity of PLR Contracts	26
	6.9	Preferential Rights	26
	6.10	Litigation	26
	6.11	Compliance with Laws	26
	6.12	Environmental Matters; Environmental Permits	27
	6.13	Financial Advisors	27
	6.14	Equipment; Sufficiency of the Assets	27
	6.15	Non-Consent Operations	27
	6.16	Payment of Royalties	27
	6.17	No Other Representations or Warranties; Schedules	27

VII.	REPRESENTATIONS AND WARRANTIES OF PURCHASER		28
	7.1	Organization and Good Standing	28
	7.2	Authorization of Agreement	28
	7.3	Conflicts; Consents of Third Parties	29
	7.4	Litigation	29
	7.5	Financial Advisors	30
	7.6	Financial Capability	30
	7.7	Limited Representations and Warranties	30
	7.8	Independent Evaluation	30

VIII.	COVENANTS		30
	8.1	Bankruptcy Court Filings	30
	8.2	Access to Information	31
	8.3	Operation or Maintenance of the Purchased Assets and the Business Pending the Closing	31
	8.4	Consents	32
	8.5	Further Assurances	32
	8.6	Preservation of Records	33
	8.7	Publicity	33
	8.8	Supplementation and Amendment of Schedules	33
	8.9	Release of Encumbrances	34

IX.	EMPLOYEE AND EMPLOYEE BENEFITS		34
	9.1	Employees	34
	9.2	Employee Matters	34

X.	CONDITIONS TO CLOSING		34
	10.1	Conditions Precedent to Obligations of Purchaser	34
	10.2	Conditions Precedent to Obligations of Seller	35
	10.3	Conditions Precedent to Obligations of Purchaser and Seller	35
	10.4	Frustration of Closing Conditions	36

XI.	TAXES		36
	11.1	Transfer Taxes	36
	11.2	Certain Periodic Non-Income Taxes	36
	11.3	Cooperation and Audits	37

XII.	MISCELLANEOUS		37
	12.1	No Survival of Representations and Warranties	37
	12.2	Expenses	37
	12.3	Injunctive Relief	37
	12.4	Submission to Jurisdiction; Consent to Service of Process	37
	12.5	Waiver of Right to Trial by Jury	38
	12.6	Entire Agreement; Amendments and Waivers	38
	12.7	Governing Law	38
	12.8	Notices	39
	12.9	Severability	40
	12.10	Assignment	41
	12.11	Non-Recourse	41
	12.12	Representation of Seller and its Affiliates	41
	12.13	Counterparts	42

ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of May 16, 2016, by and between Pennsylvania Land Resources, LLC, a Delaware limited liability company (“Seller”), and Vantage Energy Appalachia II LLC, a Delaware limited liability company (“Purchaser”). Seller and Purchaser are individually referred to herein as a “party” and collectively as the “parties”.
RECITALS:
A.Seller and certain of its Affiliates are debtors and debtors in possession (together, the “Debtors”) under title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), having filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code on August 3, 2015 (the “Petition Date”) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”), where the Debtors’ bankruptcy cases are jointly administered under Case No. 15-33896 (KRH) (collectively, the “Bankruptcy Case”).
B.    Seller is in the business of exploring for, developing, producing, gathering and transporting, processing and monetizing Hydrocarbons in the Project Area (as defined below) (the “Business”).
C.    Subject to the terms and conditions set forth herein, Purchaser has agreed to purchase, and Seller has agreed to sell, or cause certain of its Affiliates to sell, the Purchased Assets (as defined below) in accordance with sections 105, 363 and 365 of the Bankruptcy Code.
D.    The parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby.
NOW, THEREFORE, the parties hereby agree as follows:
I. DEFINITIONS
1.1    Certain Definitions. For purposes of this Agreement, the following terms, when used herein with initial capital letters, have the meanings specified in this Section 1.1 or in other Sections of this Agreement as identified herein:
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise, and includes an affiliate under section 101(2) of the Bankruptcy Code.
“Asset Taxes” means ad valorem, sales or use, property, excise, severance, production or similar Taxes (including any interest, fine, penalty or additions to tax imposed by a Governmental Authority in connection with such taxes) based upon the acquisition, operation, ownership, production or sale of the Purchased Assets or Hydrocarbons produced therefrom, but excluding, for the avoidance of doubt, any income, capital gains, franchise or similar Taxes and any Transfer Taxes incurred or imposed with respect to the transactions described in this Agreement.
“Bidding Procedures Order” means the order of the Bankruptcy Court entered on March 11, 2016 (Docket No. 1754).
“Business Day” means any day of the year (i) on which banking institutions in New York City are open to the public for conducting business and are not required or authorized to close and (ii) that is not a Legal Holiday as defined in Rule 9006(A)(6) of the Federal Rules of Bankruptcy Procedure.
“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.
“Coal Mining Operations” means any and all present or future, surface or subsurface activity necessary to operate a coal mine and extract coal, including, but not limited to, development mining, long wall mining, coal processing, pre-mining and post-mining removal of methane from coal or surrounding coal strata, drilling exploration holes and gob vent boreholes and installing or operating portals, shafts, fans, other surface structures, pipelines, power lines, water lines, pumps or compressors.
“Code” means the Internal Revenue Code of 1986, as amended.
“Contract” means any contract, agreement, lease or other agreement, but excluding all the Seller Indebtedness Documents and the Hedges.
“Coordination Agreement” means the Coordination Agreement to be executed at Closing by and among Cumberland Coal Resources, LP, a Delaware limited partnership, Emerald Coal Resources, LP, a Delaware limited partnership, Foundation Mining, LLC, a Delaware limited liability company and Purchaser, substantially in the form attached as Exhibit A to this Agreement.
“Coordination Area” means the lands depicted on Exhibit B to this Agreement.
“Customary Post-Closing Consents” means the consents and approvals from Governmental Bodies customarily obtained after the conveyance and assignment of properties similar to the Purchased Assets that do not constitute a Necessary Consent.
“Effective Time” means 7:00 a.m. (eastern prevailing time) on April 1, 2016.
“Employee Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other plan, policy, program, agreement, understanding and arrangement (whether written or oral) providing direct or indirect compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of Seller or any of its Affiliates or ERISA Affiliates that is now or has been maintained, sponsored or contributed to by Seller or any of its Affiliates or ERISA Affiliates or under the terms of which Seller or any of its Affiliates or ERISA Affiliates have or are reasonably likely to have any Liability, including all employment, consulting, severance, termination, incentive, bonus, deferred compensation, retirement, SERP, pension, savings, profit sharing, retention, change in control, vacation, holiday, cafeteria, medical, disability, life, accident, fringe benefit, health, welfare, stock-based and other compensation and benefit plans, policies, programs, agreements, understandings or arrangements.
“Employees” means all individuals, as of the date hereof, whether or not actively at work as of the date hereof, who are employed by Seller exclusively in the Business, together with individuals who are hired exclusively in respect of the Business after the date hereof and prior to the Closing.
“Encumbrance” means a mortgage, deed of trust, lien, pledge, option, charge, assessment, lease, security interest, right of way, easement, servitude, right of first option, right of first refusal or other similar encumbrance or restriction or any other right of a Third Party in respect of any Purchased Asset.
“Environmental Law” means all applicable federal, state and local laws, treaties, ordinances, codes, rules and regulations, judgments, decrees, injunctions, writs and orders, including common law, of any Governmental Body in effect as of the date of this Agreement, relating to pollution or the protection of occupational health, safety, welfare, pipeline safety, natural resources or the environment, including, those laws relating to the Release or threatened Release of, or exposure to, chemicals and other Hazardous Substances, including those relating to the generation, manufacture, distribution, use, processing, treatment, storage, transportation, disposal, arrangement for transport or disposal or other management thereof.
“Environmental Liabilities” means any and all Liabilities arising out of or related to any violations or non-compliance with any Environmental Laws, including any contribution obligation under CERCLA or any other Environmental Law or matters incurred or imposed pursuant to any claim or cause of action by a Governmental Body or other Person, attributable to any environmental defects, Remedial Actions, Release of Hazardous Substances or any other environmental condition with respect to the ownership or operation of the Purchased Assets.
“Environmental Permit” means any Permit required to be held by Seller with respect to the ownership or operation of the Purchased Assets pursuant to Environmental Laws as of the date hereof or the Closing Date.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §§ 1001, et seq.
“ERISA Affiliate” means any entity that is, or at any relevant time was, a member of: (a) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (b) a group of entities under “common control,” as defined in Section 414(c) of the Code or (c) an “affiliated service group,” as defined in Section 414(m) of the Code or treasury regulations promulgated under Section 414(o) of the Code, any of which includes Sellers.
“Excluded Assets” means (a) Seller’s corporate minute books and corporate financial records other than the books and records related to the Business; (b) all trade credits, all accounts, receivables and all other proceeds, income or revenues attributable to the Purchased Assets with respect to any periods of time (or portions thereof) prior to the Effective Time; (c) all claims and causes of action of Seller (other than warranty, indemnity or insurance claims assigned pursuant to Sections 2.1(a)(iv) and 2.1(a)(vi) or that cover or are attributable to the Assumed Liabilities) that are attributable to any periods of time (or portions thereof) prior to the Effective Time (including claims for adjustments or refunds) or which consist of Tax claims or loss carry-forwards with respect to any taxable periods (or portions thereof) ending prior to the Effective Time; (d) to the extent not attributable to or covering any Assumed Liabilities, all rights and interests of Seller, (i) under any policy or agreement of insurance, (ii) under any bond or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property, prior to the Effective Time; (e) Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property (other than intellectual property assigned pursuant to Sections 2.1(a)(xi)); (f) any geophysical, geologic and other seismic and related technical data and information to the extent relating to Coal Mining Operations; (g) documents prepared or received by Seller (or its Affiliates) with respect to (i) lists of prospective purchasers for the Purchased Assets compiled by Seller (or its Affiliates), (ii) bids submitted by other prospective purchasers of, or investors in, the Purchased Assets, (iii) analyses by Seller (or its Affiliates) of any bids submitted by any prospective purchaser or investor, (iv) correspondence between or among Seller (or its Affiliates) or their respective representatives, on the one hand, and any prospective purchaser or investor of Seller, its Affiliates or the Purchased Assets other than Purchaser, on the other hand and (v) correspondence between Seller (or its Affiliates) or any of their respective representatives with respect to any of the bids, the prospective purchasers or investors, or the transactions contemplated in this Agreement; (h) all Employee Benefit Plans; (i) all Liabilities of Seller arising from or related to any Employees or former employees of the Business; (j) all of Seller’s workers compensation liabilities and other obligations or liabilities pertaining to any employees or former employees employed by Seller or any of its Affiliates; (k) the Hedges; (l) the Seller Indebtedness Documents; and (m) the assets, contracts, instruments, liens, charges or burdens described on Schedule 2.2.
“Excluded Matter” means the effect of: (i) any change in the United States or foreign economies or financial markets in general; (ii) any change that generally affects the business in which Seller generally operates or competes to the extent such change or effect does not have a disproportionate effect on the applicable Person, its Affiliates or the ownership, operation or value of any of their respective assets or properties (including, in the case of Seller, the Purchased Assets); (iii) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) any change in applicable Laws or accounting rules; (v) any actions taken or proposed to be taken by Purchaser or any of its Affiliates; (vi) any effect resulting from the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement; (vii) any effect resulting from the filing of the Bankruptcy Case, including Seller’s inability to pay certain obligations as a result of the filing of the Bankruptcy Case; and (viii) any matter disclosed on any of the Schedules attached hereto.
“Final Order” means a Legal Proceeding taken or Order issued by the applicable Governmental Body as to which: (i) no request for stay of the Legal Proceeding or Order is pending,

no such stay is in effect and, if any deadline for filing any such request is designated by statute or regulation, it is passed, including any extensions thereof; (ii) no petition for rehearing or reconsideration of the Legal Proceeding or Order, or protest of any kind, is pending before the Governmental Body and the time for filing any such petition or protest is passed; (iii) the Governmental Body does not have the Legal Proceeding or Order under reconsideration or review on its own motion and the time for such reconsideration or review has passed; and (iv) the Legal Proceeding or Order is not then under judicial review, there is no notice of appeal or other application for judicial review pending and the deadline for filing such notice of appeal or other application for judicial review has passed, including any extensions thereof.
“Gas” means natural gas, casinghead gas, gas condensate and all other gaseous hydrocarbons (including liquids while entrained in the gas stream) in place in the applicable subsurface formations, but specifically excluding coal bed methane gas, coal mine methane gas and gob gas.
“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state or local, or any agency, instrumentality or authority thereof or any court or arbitrator (public or private), including the Bankruptcy Court.
“Hazardous Substances” means any (a) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” “toxic substance,” “toxic pollutant,” contaminant,” “pollutant” or words of similar meaning or import found in any Environmental Law; (b) petroleum hydrocarbons, petroleum products, petroleum substances, Gas, natural gas, Oil, crude oil or any components, fractions or derivatives thereof Released into the environment; or (c) asbestos containing materials, polychlorinated biphenyls, radioactive materials (naturally recurring or otherwise), urea formaldehyde foam insulation, radon gas or any other pollutants, contaminants, toxics or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability under, any Environmental Law.
“Hedges” means any contract to which Seller or any of its Affiliates is a party with respect to any swap, forward, future, put, call, floor, cap, collar option or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities (including Hydrocarbons), equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.
“Hydrocarbons” means Oil, Gas and other hydrocarbons produced or processed in association therewith (whether or not any such item is in liquid or gaseous form), or any combination thereof.
“Knowledge” means the actual knowledge, with respect to Seller, of those officers of Seller identified on Schedule 1.1(a), and the actual knowledge, with respect to Purchaser, of Roger Biemans and Worth Carlin.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule or regulation or common law requirement.
“Legal Proceeding” means any judicial, administrative, mediation or arbitral actions, suits, proceedings (public or private), or claims by or before a Governmental Body, arbitrator or mediator.
“Liability” means any debt, liability or obligation (whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated or due or to become due), and including all costs and expenses relating thereto.
“Oil” means crude petroleum and other Hydrocarbons regardless of gravity which are in liquid form and the liquid hydrocarbons known as distillate or condensate in place in the applicable subsurface formations, other than gas produced in association with oil and commonly known as casinghead gas.
“Order” means any order, injunction, judgment, decree, ruling, writ, assessment, mediation award or arbitration award of any Governmental Body, mediator or arbitrator.
“Ordinary Course of Business” means the ordinary and usual course of normal day‑to‑day operations of Seller with respect to the Business, consistent with past practice during the preceding twelve (12) months.
“Permit” means all permits, licenses, franchises, approvals, authorizations, credits, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Bodies.
“Permitted Exceptions” means:
(1)     all title exceptions, restrictions, easements, restrictive covenants, rights‑of‑way, servitudes, permits, surface leases and other rights with respect to surface operations, to the extent the same are disclosed in policies of title insurance which have been made available to Purchaser on or prior to the date hereof or are set forth on Schedule 6.4 that in each case (other than for purposes of the special warranty of title in the Deeds and Assignments) would not individually or in the aggregate be reasonably likely to result in a Title Reduction;
(2)     statutory Encumbrances for current period Taxes, assessments or other governmental charges not yet delinquent;
(3)     with respect to the Purchased Assets, Customary Post-Closing Consents;
(4)     with respect to the Purchased Assets, conventional rights of reassignment upon final intention to abandon or release the affected asset;
(5)     with respect to the Purchased Assets, any surface or subsurface activity related to Coal Mining Operations to the extent such Encumbrances arise out of any applicable Laws binding on the Purchased Assets as of the date hereof;

(6)    all rights reserved to or vested in any Governmental Body to control or regulate the Purchased Assets and all obligations and duties under all applicable Laws or under any Permit, including but not limited to zoning, entitlement and other land use and environmental regulations by any Governmental Body; provided that such regulations (a) have not been violated and (b) Seller and the Purchased Assets are currently in compliance therewith;
(7)     title of a lessor under a capital or operating lease disclosed on Schedule 2.1(a)(xii) to the extent (other than for purposes of the special warranty of title in the Deeds and Assignments) such leases would not individually or in the aggregate be reasonably likely to result in a Title Reduction; and
(8)     any other imperfections in title, charges, easements, restrictions and encumbrances not otherwise included in the Disclosure Schedules that do not materially affect the value, use or development of the affected asset to the extent any of the foregoing (a) would be reasonably acceptable to an experienced oil and gas operator in the business of owning Oil and Gas assets located in the Commonwealth of Pennsylvania or (b) (other than for purposes of the special warranty of title in the Deeds and Assignments) would not individually or in the aggregate be reasonably likely to result in a Title Reduction.
“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity (including as defined in section 101(15) of the Bankruptcy Code).
“Project Area” means the geographic areas described on Exhibit G.
“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement.
“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching into the air or onto any surface, subsurface, indoor or outdoor environment or into or out of any property.
“Remedial Action” means all obligations and actions to: (i) investigate, monitor, clean up, remove, respond, treat or in any other way address a Release of any Hazardous Substances; (ii) prevent the Release of any Hazardous Substances so they do not endanger or threaten to endanger the public health or welfare or the indoor or outdoor environment; (iii) perform post‑remedial monitoring and care; or (iv) as required by, or to correct a condition of noncompliance with, any Environmental Law.
“Sale Order” means the order of the Bankruptcy Court, which is not subject to a pending stay pending appeal, in form and substance reasonably acceptable to Purchaser and Seller, approving this Agreement and all of the terms and conditions hereof and approving and authorizing Seller to consummate the transactions contemplated hereby pursuant to sections 105, 363 and 365 of the Bankruptcy Code and providing, among other things, substantially as follows: (i) the Purchased Assets sold to Purchaser pursuant to this Agreement will be transferred to Purchaser free and clear of all Encumbrances (other than Encumbrances created by Purchaser and Permitted Exceptions) and claims; (ii) Purchaser has acted in “good faith” within the meaning of section 363(m) or other applicable section of the Bankruptcy Code and is entitled to the protections in section 363(m) of the Bankruptcy Code; (iii) this Agreement was negotiated, proposed and entered into by the parties without collusion, in good faith and from arm’s length bargaining positions and is not subject to avoidance under section 363(n) of the Bankruptcy Code; (iv) the Bankruptcy Court will retain jurisdiction to resolve any controversy or claim arising out of or relating to this Agreement, or the breach hereof as provided in Section 12.4 hereof; and (v) this Agreement and the transactions contemplated hereby may be specifically enforced against, and are not subject to rejection or avoidance by, Seller or any chapter 7 or chapter 11 trustee of Seller’s estate.
“Seller Indebtedness Documents” means any and all indenture, mortgage, loan, bond, credit, sale-leaseback, guaranty, indemnity, obligations to holders of any capital stock of Seller or its Affiliates or similar agreement, instrument or obligation entered into by Seller or any of its Affiliates creating indebtedness on the part of Seller or any of its Affiliates for borrowed money or the deferred purchase price of property acquired by, or for services rendered to, Seller or any of its Affiliates.
“Seller Material Adverse Effect” means any event or occurrence (regardless of whether such event or occurrence constitutes a breach of any representation, warranty or covenant of Seller hereunder) that has or would reasonably be expected to have, individually or when considered together with any other events or occurrences, (i) a material adverse effect on or a material adverse change in the Purchased Assets or the value thereof, other than an effect or change resulting from an Excluded Matter or (ii) a material adverse effect on or a material adverse change in or to the ability of Seller to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement.
“Surface Use Agreement” means the Surface Use Agreement between Pennsylvania Land Holdings Company, LLC, and Purchaser, wherein Pennsylvania Land Holdings Company, LLC agrees to grant to Purchaser those easements, right-of-ways and surface use rights on lands owned by Pennsylvania Land Holdings Company, LLC in Greene County, Pennsylvania that may be required in conjunction with Purchaser’s operations, substantially in the form attached as Exhibit C to this Agreement.
“Tax Authority” means any government or agency, instrumentality or employee thereof, or other Governmental Body, charged with the administration of any Law or regulation relating to Taxes.
“Taxes” means: (i) all federal, state, local or foreign taxes, charges or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, production, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes; (ii) any item described in clause (i) for which a taxpayer is liable as a transferee or successor, by reason of the regulations under section 1502 of the Code or any analogous or similar state or local law, or by contract, indemnity or otherwise; and (iii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority in connection with any item described in clause (i) or (ii).

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes (including any attachments thereto or amendments thereof).
“Third Party” means any Person other than a party to this Agreement or an Affiliate of a party to this Agreement.
“Title Reduction” means Encumbrances or matters that individually or in the aggregate (a) adversely interfere with the value, use, development, ownership or operation of the affected Purchased Asset, (b) reduce the net revenue interest of Seller in any Purchased Asset shown on Schedule 2.1(a)(i) or Schedule 2.1(a)(iii), as applicable, (c) obligate Seller to bear a working interest in any Purchased Asset shown on Schedule 2.1(a)(i) or Schedule 2.1(a)(iii), as applicable, greater than the working interest for such Purchased Asset on Schedule 2.1(a)(i) or Schedule 2.1(a)(iii), as applicable, except for increases to the extent they are accompanied by a proportionate increase in Seller’s net revenue interest in such Purchased Asset or (d) reduce the net mineral acres of Seller in any Purchased Asset on Schedule 2.1(a)(i) or Schedule 2.1(a)(ii), as applicable to be below the net mineral acres for such Purchased Asset on Schedule 2.1(a)(i) or Schedule 2.1(a)(ii), as applicable.
1.2    Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Adjusted Cash Amount	3.1(a)
Agreement	Preamble
Allocated Value	Appendix A
Assignments	4.2(b)
Assumed Liabilities	2.3
Bankruptcy Case	Recitals
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Bills of Sale	4.2(a)
Business	Recitals
Closing	4.1
Closing Date	4.1
Closing Payment	3.3
Competing Transaction	5.2
Coordination Rights	2.1(b)
Cumberland Oil and Gas Fee Property	2.1(d)
Debtors	Recitals
Deeds	4.2(a)
Deposit Amount	3.2
Business	Recitals
Business Books and Records	2.1(a)(vii)

Term	Section
Business Employee	9.1(a)
Business Intellectual Property	2.1(a)(xi)
Employee List	6.7(a)
Excluded Liabilities	2.4
Existing Cooperation Agreement	4.2(m)
Final Settlement Statement	Appendix A
Insurance Benefits	2.1(a)(vi)
Leases	2.1(a)(i)
Mid-Stream Assets	2.1(a)(x)
Necessary Consent	2.5
Oil and Gas Assets	2.1(a)(iii)
Oil and Gas Fee Properties	2.1(a)(ii)
party or parties	Preamble
Permits	2.1(a)(xiii)
Petition Date	Recitals
PLHC Leases	2.1(f)
PLHC Oil and Gas Fee Property	2.1(e)
PLR	Preamble
PLR Assets	2.1(a)
PLR Contracts	2.1(a)(xii)
Property	6.4
Purchased Assets	2.1(g)
Purchase Price	3.1
Purchaser	Preamble
Royalties	Appendix A
Seller	Preamble
Surface Rights	2.1(c)
Tangible Personal Property	2.1(a)(ix)
Technical Data	2.1(a)(viii)
Termination Date	4.4(a)
Transfer Taxes	11.1
Unadjusted Cash Amount	3.1(a)
Warranty Claims	2.1(a)(iv)
Wells	2.1(a)(iii)

1.3    Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation will apply:
(a)    Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded.

(b)    Dollars. Any reference in this Agreement to $ will mean U.S. dollars.
(c)    Exhibits/Schedules. All Appendices, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Appendix, Schedule or Exhibit but not otherwise defined therein will be defined as set forth in this Agreement.
(d)    Gender and Number. Any reference in this Agreement to gender will include all genders, and words imparting the singular number only will include the plural and vice versa.
(e)    Headings. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and will not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
(f)    Herein. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
(g)    Including. The word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
1.4    Jointly Drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
II.    PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES
2.1    Purchase and Sale of Assets.
(a)    On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser will purchase, acquire and accept from Seller, and Seller will sell, assign, transfer, convey and deliver to Purchaser, all of Seller’s right, title and interest in, to and under the following Assets (collectively, the “PLR Assets”) existing as of the Closing, free and clear of all Encumbrances, other than those created by Purchaser and other than Permitted Exceptions:
(i)    all Oil and/or Gas leases, subleases and other similar instruments, overriding royalties, reversionary interests, net profit interests, production payments, and other royalty burdens and other interests payable out of production of Hydrocarbons from or allocated to the lands located within the Project Area that prior to the Closing Date constitute, or were reserved from, retained out of or severed from or previously derived from any oil and gas leases, subleases or similar interests, in each case described in Schedule 2.1(a)(i) or burdening lands located within the Project Area (whether such rights, titles or interests are legal, of record, beneficial or equitable and whether vested or contingent), together with all pooled, communitized or unitized acreage or rights which includes or constitutes all or part of any of the foregoing, in each case including any renewals or other extensions of such instruments and such rights, tenements, hereditaments, and appurtenances as are appurtenant, necessary or convenient for the ownership, operation or development of such instruments, rights and interests (collectively, the “Leases”);
(ii)    all Oil and Gas rights held in fee by deed, conveyance or similar instrument, as described in Schedule 2.1(a)(ii) or otherwise located within the Project Area, including any rights to royalties on production, executive rights to lease, royalty interests, overriding royalty interests, net profits interests, nonparticipating royalty interests, carried interests, reversionary rights, executive rights, mineral servitudes, non-executive rights, any other similar interests in minerals in place or interests relating to such fee properties or interests, and, to the extent related to such fee properties (but excluding any rights to coal bed methane), any and all other interests and rights of any kind or character in or to Oil and Gas in place in the Project Area and any and all pooled, communitized or unitized acreage or rights which includes or constitutes all or part of any of the foregoing (collectively, the “Oil and Gas Fee Properties”);
(iii)    the Oil and Gas wells and pads, and related permits, equipment, water lines and other infrastructure located on the property subject to the Leases and on the Oil and Gas Fee Properties, as set forth on Schedule 2.1(a)(iii) (such wells, the “Wells” and, together with the Leases and the Oil and Gas Fee Properties, the “Oil and Gas Assets”);
(iv)    any rights, claims, causes of action and defenses of Seller under applicable Laws or Contracts, including any and all warranties and indemnities and all similar claims against Third Parties arising from or relating to the Oil and Gas Assets or which otherwise relate to or cover any of the Assumed Liabilities (the “Warranty Claims”);
(v)    [Intentionally Omitted];
(vi)    all insurance benefits, including rights and proceeds, to the extent arising from or relating to acts, omissions, events or circumstances or damage to or destruction of property occurring after the Effective Time with respect to the Oil and Gas Assets, or which cover or insure any of the Assumed Liabilities (the “Insurance Benefits”);
(vii)    originals, or where originals are not available or where books and records also pertain to Coal Mining Operations, copies of all books and records relating to the Oil and Gas Assets, including machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, production data, joint interest billings, quality control records and procedures, customer complaints and inquiry files, maps, information and other data of Seller relating to the Oil and Gas Assets, whether written or electronically stored, including land and title records and related documents (including abstracts of title, title opinions and title curative documents), contract files, and operations, environmental, production and other well logs, geologic, seismic and land data and records, information with respect to Asset Taxes, correspondence with Governmental Bodies and documents relating to the Business (the “Business Books and Records”);
(viii)    subject to any contractual restrictions, any geophysical, geologic and other seismic and related technical data and information to the extent relating to the Oil and Gas Assets (the “Technical Data”);
(ix)    all furniture, fixtures, equipment, machinery, tools, vehicles, supplies and other tangible personal property that is owned by Seller in connection with the Business (the “Tangible Personal Property”);
(x)    all facilities, including tank batteries, lease access and custody transfer units, pipelines, metering facilities, interconnections and other flow lines, pipelines, taps and meters, gathering systems, and central processing equipment, tools, and other personal property owned for use in operating the Oil and Gas Assets or producing, treating, storing, compressing, processing or transporting Gas or Oil on and from the Oil and Gas Assets listed on Schedule 2.1(a)(x) (the “Mid-Stream Assets”);
(xi)    any intellectual property that is owned by Seller (the “Business Intellectual Property”);
(xii)    all Contracts set forth on Schedule 2.1(a)(xii) (the “PLR Contracts”);
(xiii)    all Permits, including Environmental Permits, that are held by Seller and required for the conduct of the Business as currently conducted or for the ownership or use of the other Oil and Gas Assets and that are assignable to Purchaser, including those set forth on Schedule 2.1(a)(xiii) (the “Permits”);
(xiv)    all easements, permits, licenses, servitudes, rights of way, surface leases and other rights to use the surface appurtenant to, and used or held for use in connection with, the ownership or operation of the Oil and Gas Assets; and
(xv)    all Hydrocarbons in, on under or that may be produced from or attributable to the Oil and Gas Assets after the Effective Time, including all oil, condensate and scrubber liquids inventories and ethane, propane, iso-butane, nor-butane and gasoline inventories of Seller from the Oil and Gas Assets in storage or constituting linefill as of the Effective Time (the economic transfer of which as of the Effective Time shall be made by a financial adjustment pursuant to the terms hereof and the physical transfer shall occur on the Closing Date).
(b)    At Closing, Seller shall cause Cumberland Coal Resources, LP, a Delaware limited partnership, Emerald Coal Resources, LP, a Delaware limited partnership, and Foundation Mining, LLC, a Delaware limited liability company, to grant to Purchaser the coordination rights to drilling and development in the Coordination Area pursuant to the terms of the Coordination Agreement (the “Coordination Rights”).

(c)    At Closing, Seller shall cause Pennsylvania Land Holdings Company, LLC to execute and deliver to Purchaser the Surface Use Agreement to grant to Purchaser certain easements, right-of-ways, leases and surface use rights required in conjunction with Purchaser’s operations pursuant to the terms of the Surface Use Agreement (the “Surface Rights”).
(d)    At Closing, Seller shall cause Cumberland Coal Resources, LP to convey to Purchaser a Deed for Oil and Gas rights, with covenants of special warranty, for (i) that certain tract of land situated in Greene County, Pennsylvania, containing 92.48 acres, more or less, and identified as Tax Parcel No. 03-06-133C, being the same interest conveyed to Cumberland Coal Resources, LP by deed recorded in Official Record Book 409, at page 289, and (ii) that certain tract of land situated in Greene County, Pennsylvania, containing 3.79 acres, more or less, and identified as Tax Parcel No. 25-01-102, being the same interest conveyed to Cumberland Coal Resources, LP by deed recorded in Official Record Book 424, at page 803 (the “Cumberland Oil and Gas Fee Property”).
(e)    At Closing, Seller shall cause Pennsylvania Land Holdings Company, LLC to convey to Purchaser a Deed for Oil and Gas rights, with covenants of special warranty, for those lands in Greene County set forth on Schedule 2.1(e) attached hereto (the “PLHC Oil and Gas Fee Property”).
(f)    At Closing, Seller shall cause Pennsylvania Land Holdings Company, LLC to assign to Purchaser those oil and gas leases or subleases set forth on Schedule 2.1(f) attached hereto (the “PLHC Leases”), with covenants of special warranty.
(g)    For convenience, the PLR Assets, the Coordination Rights, the Surface Rights, the Cumberland Oil and Gas Fee Property, the PLHC Oil and Gas Fee Property and the PLHC Leases, as set forth above, are collectively referred to herein as the “Purchased Assets.”
2.2    Excluded Assets. Nothing herein contained will be deemed to constitute an agreement to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Seller will retain all right, title and interest to, in and under the Excluded Assets.
2.3    Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, as of the Effective Time, Purchaser will assume and will timely perform and discharge in accordance with their respective terms, the following Liabilities existing as of the Closing Date (collectively, the “Assumed Liabilities”):
(a)    all Liabilities of Seller under the Leases, the PLHC Leases and the PLR Contracts that arise on or after the Closing Date or arise prior to the Closing Date to the extent requiring performance after the Closing Date;
(b)    all Liabilities of Seller with respect to any cure costs under Section 365 of the Bankruptcy Code with respect to the Leases, the PLHC Leases and the PLR Contracts, up to, but not to exceed, in the aggregate, One Hundred Twenty Thousand Dollars ($120,000);

(c)    all Liabilities of Seller arising from the ownership or operation of the Purchased Assets (other than the Leases, the PLHC Leases and the PLR Contracts) after the Closing;
(d)    all Liabilities of Seller relating to the Purchased Assets arising under or pursuant to any Environmental Law, whether arising before, on or after the Closing;
(e)    all Liabilities that Purchaser has agreed to assume, pay or discharge pursuant to this Agreement;
provided, however, in no event shall the Assumed Liabilities include any Excluded Liabilities.
2.4    Excluded Liabilities. Purchaser will not assume and will be deemed not to have assumed, and Seller will remain liable with respect to, any Liabilities of Seller attributable to, arising out of or related to: (a) the Excluded Assets, (b) all claims for bodily injury or death or loss of property with respect to the ownership or operation of the Purchased Assets, in each case to the extent resulting from, arising from or attributable to periods prior to the Closing Date; (c) any contamination or condition arising out of or attributable to any offsite disposal, removal, arrangement or transportation of Hazardous Substances to the extent attributable to periods on or prior to the Closing Date; (d) all actions, suits or proceedings pending prior to the Closing Date against Seller for which a claim has been made in writing, filed or initiated; (e) any fines, penalties or monetary sanctions imposed by any Governmental Bodies or third party actions as a result of violations or non-compliance with Law to the extent attributable to periods on or prior to the Closing Date; (f) the non-payment or mispayment of any Royalties from or allocated to the Purchased Assets or the proceeds thereof to the extent attributable to periods prior to or as of the Effective Time; (g) any intercompany losses or liabilities between or among Seller and any of its Affiliates; or (h) the gross negligence or willful misconduct of Seller, to the extent attributable to periods on or prior to the Closing Date or (i) the amount of cure costs under Section 365 of the Bankruptcy Code with respect to the Leases, the PLHC Leases and the PLR Contracts exceeding, in the aggregate, One Hundred Twenty Thousand Dollars ($120,000) (collectively, clauses (a) through (i), the “Excluded Liabilities”).
2.5    Non-Assignment of Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement will not constitute an agreement to assign or transfer, and will not effect the assignment or transfer of any Purchased Asset if (a) an attempted assignment thereof, without the approval, authorization or consent of, or granting or issuance of any license or permit by, any Third Party thereto, would (i) constitute a breach thereof or in any way adversely affect the rights of Purchaser thereunder, (ii) would result in the payment by Purchaser of any material amount or assumption by Purchaser of any material liability, (iii) would reasonably be likely to result in an assignment of the Purchased Assets to Purchaser that is void or voidable, or (iv) result in the express termination of any material rights in relation to such Purchased Asset, and (b) the Bankruptcy Court has not entered an Order providing that any consent described in this Section 2.5 is not required for purposes of the transactions contemplated by this Agreement (or any such consent is otherwise not required under applicable Law) and Purchaser shall have no further obligations or liability thereunder after Closing with respect to noncompliance with any consent provision as part of the consummation of the transactions contemplated by this Agreement (each such approval, authorization, consent, license or permit described in clauses (a) and (b), a “Necessary Consent”). Seller and Purchaser will use their commercially reasonable efforts to obtain the Necessary Consents with respect to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment thereof to Purchaser as Purchaser may reasonably request; provided, however, that neither Seller nor Purchaser will be obligated to pay any consideration therefor to any Third Party from whom consent or approval is requested or to initiate any litigation or Legal Proceedings to obtain any such consent or approval. If such Necessary Consent is not obtained on or prior to Closing, then Purchaser may elect to exclude the Purchased Asset subject to such Necessary Consent and (i) the Unadjusted Cash Amount shall be reduced by the Allocated Value of such Purchased Assets, (ii) such Purchased Assets shall be deemed to be deleted from Schedule 2.1(a)(i), Schedule 2.1(a)(ii), Schedule 2.1(a)(iii), Schedule 2.1(a)(x), Schedule 2.1(a)(xii) or Schedule 2.1(a)(xiii), as applicable, attached hereto and added to Schedule 2.5 and (iii) such Purchased Assets shall constitute an Excluded Asset for all purposes hereunder. If any such Necessary Consent requirement with respect to which an adjustment to the Unadjusted Cash Amount is made under this Section 2.5 is subsequently satisfied prior to the final determination of the Final Settlement Statement, (A) Seller shall, promptly after such Necessary Consent requirement is satisfied, convey the applicable Purchased Asset to Purchaser, (B) the parties shall deliver all instruments and documents that would have been required under the terms hereof to be delivered at Closing with respect to such Purchased Asset at Closing, (C) Purchaser shall, simultaneously with the conveyance of the applicable Purchased Asset, pay the amount of any previous deduction from the Unadjusted Cash Amount (subject to all other applicable adjustments with respect to such Purchased Asset hereunder) to Seller, and (D) such Purchased Asset shall no longer be deemed to be (1) deleted from Schedule 2.1(a)(i), Schedule 2.1(a)(ii), Schedule 2.1(a)(iii), Schedule 2.1(a)(x), Schedule 2.1(a)(xii) or Schedule 2.1(a)(xiii), as applicable, (2) added to Schedule 2.5 attached hereto, and (3) an Excluded Asset for any purposes hereunder. For clarity, if the Geokinetics USA Inc. license agreement set forth on Schedule 2.1(a)(xii) is made an Excluded Asset pursuant to the terms of this Section 2.5, then there shall be no adjustment to the Unadjusted Cash Amount.
2.6    Further Conveyances and Assumptions. From time to time following the Closing, Seller and Purchaser will, and will cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, assignments, releases and other instruments, and will take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the Purchased Assets and properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and to assure fully to Seller and its Affiliates and their successors and assigns, the assumption of the Assumed Liabilities intended to be assumed by Purchaser under this Agreement, and to otherwise make effective the transactions contemplated hereby. Moreover, to the extent that an Affiliate of Seller, other than Coal Gas Recovery II LLC, owns Oil and Gas leases or subleases or Oil and Gas rights held in fee within the Project Area (other than leases and rights in fee related to coal bed methane gas, coal mine methane gas and gob gas) which are not otherwise conveyed or assigned pursuant to this Agreement, Seller will cause such Affiliate to convey such interests to Purchaser by appropriate instrument.

III. CONSIDERATION; ADJUSTMENT
3.1    Consideration. The aggregate consideration for the Purchased Assets (the “Purchase Price”) will be:
(a)    an amount in cash equal to Three Hundred Thirty Nine Million Five Hundred Thousand Dollars ($339,500,000.00) (the “Unadjusted Cash Amount,” as may be adjusted pursuant to the terms of Section 2.1 of Appendix A, such adjusted amount, the “Adjusted Cash Amount”); and
(b)    the assumption of the Assumed Liabilities.
3.2    Purchase Price Deposit. Pursuant to the Bidding Procedures Order, on or before the Bid Deadline (as defined in the Bidding Procedures Order), Purchaser shall deposit in a segregated bank account designated by Seller and established and maintained in accordance with the DIP Order (as defined in the Bid Procedures Order) an amount of cash equal to ten million Dollars $10,000,000 (such amount, together with all accrued investment income thereon, the “Deposit Amount”), which will be disbursed as follows:
(a)    if the Closing occurs, the Deposit Amount and all accrued investment income thereon shall be disbursed in accordance with Section 3.3 below;
(b)    if this Agreement is terminated by Seller pursuant to Section 4.4(d) or Section 4.4(f) and all conditions to Closing of Purchaser have been satisfied (other than where such conditions to Closing of Purchaser are not satisfied solely as a result of Purchaser’s breach of this Agreement), the Deposit Amount, together with all accrued investment income thereon, will be disbursed to Seller; and
(c)    if this Agreement is terminated for any reason (other than by Seller pursuant to Section 4.4(d) or Section 4.4(f) and for which Seller is entitled to the Deposit Amount under Section 3.2(b)), the Deposit Amount, together with all accrued investment income thereon, will be returned to Purchaser.
3.3    Payment of Closing Payment. On the Closing Date, (a) Purchaser will pay an amount equal to the Adjusted Cash Amount (less the Deposit Amount) to Seller in immediately available funds to an account designated by Seller (such amount, the “Closing Payment”), and (b) the entirety of the Deposit Amount shall be disbursed to Seller, together with all accrued interest income thereon.
3.4    Apportionments. (a) To the extent the following expenses (and credits therefor to the extent paid prior to the Closing Date) relate to a Purchased Asset in respect of a period that begins prior to the Effective Time and ends after the Effective Time, such expenses (and credits) will be apportioned between Seller, on the one hand, and Purchaser, on the other hand, as of the Effective Time:

(i)    rent and other periodic contractual charges (including royalties and other amounts designated as additional rent under a Contract) for the month in which the Closing Date occurs;
(ii)    annual utility assessments, water meter charges, and sewer rents, if any, on the basis of the year for which assessed; and
(iii)    charges and fees payable for telephone services, water, heat, steam, electric power, gas and other utilities, at the price charged by the suppliers, including any taxes thereon and based upon applicable meter readings, where available, made on or immediately prior to or immediately after the Closing Date.
(b)    If, after apportioning the foregoing expenses, a party has borne more than its allocable share of such expenses, the other parties will promptly make the appropriate compensating payment(s) to such party.
IV. CLOSING AND TERMINATION
4.1    Closing Date. Subject to the satisfaction of the conditions set forth in Sections 10.1, 10.2 and 10.3 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) will take place at the office of Jackson Kelly PLLC, Three Gateway Center, 401 Liberty Avenue, Suite 1500, Pittsburgh, Pennsylvania 15222 (or at such other place as the parties may designate in writing) at 10:00 a.m. (local time) on the date that is two (2) Business Days following the satisfaction or waiver of the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
4.2    Deliveries by Sellers. At the Closing, Seller will deliver to Purchaser:
(a)    one or more duly executed special warranty deeds (“Deeds”) and bills of sale (“Bills of Sale”) in a form to be agreed upon by the parties hereto in the forms attached hereto as Exhibits D and E, respectively;
(b)    one or more duly executed assignments (“Assignments”) in a form to be agreed upon by the parties hereto in the form attached hereto as Exhibit F;
(c)    the officer’s certificate required to be delivered pursuant to Sections 10.1(a) and 10.1(b);
(d)    affidavits executed by Seller that Seller is not a foreign person meeting the requirements of Treas. Reg. § 1.1445-2(b)(2);

(e)    the Coordination Agreement, executed by Cumberland Coal Resources, LP, a Delaware limited partnership, Emerald Coal Resources, LP, a Delaware limited partnership, and Foundation Mining, LLC, a Delaware limited liability company;
(f)    the Surface Use Agreement, executed by Pennsylvania Land Holdings Company, LLC, a Delaware limited liability company, together with all Surface Rights instruments required to be delivered thereunder at Closing;
(g)    assignments in form required by federal, state or tribal agencies for the assignment of any federal, state or tribal Purchased Assets, duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate offices;
(h)    designation of operator forms or any other forms or filings required by any Governmental Body with respect to the Purchased Assets, executed by Seller, designating Purchaser (or such Third Party as may be the operator under any applicable Contract) as operator of such Purchased Assets;
(i)    letters-in-lieu of transfer orders with respect to the Oil and Gas Assets duly executed by Seller in the form attached hereto as Exhibit H;
(j)    all other instruments of conveyance and transfer, in form and substance reasonably acceptable to Purchaser, as may be necessary to convey the Purchased Assets to Purchaser;
(k)    executed releases of any and all Encumbrances on the Purchased Assets other than Permitted Exceptions, including any and all Encumbrances securing or relating to the Seller Indebtedness Documents;
(l)    [Intentionally Omitted];
(m)    an agreement reasonably satisfactory to Purchaser and executed by Seller and such of its Affiliates as are required to effect the termination of Section 6.9 of that certain Acquisition Agreement dated November 2, 2012 between Vantage Energy Appalachia II LLC, as transferor, and Pennsylvania Land Holdings Company, LLC, as transferee; and
(n)    such other documents, instruments and certificates as Purchaser may reasonably request.
4.3    Deliveries by Purchaser. At the Closing, Purchaser will deliver to Seller:
(a)    the consideration specified in Section 3.1 (less the Deposit Amount);
(b)    the officer’s certificate required to be delivered pursuant to Sections 10.2(a) and 10.2(b);
(c)    the Deeds, Bills of Sale, Assignments, Surface Use Agreement and Coordination Agreement, each executed by Purchaser;

(d)    assignments in form required by federal, state or tribal agencies for the assignment of any federal, state or tribal Purchased Assets, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate offices;
(e)    designation of operator forms or any other forms or filing required by any Governmental Body with respect to the Purchased Assets, executed by Purchaser, designating Purchaser (or such Third Party as may be the operator under any applicable Contract) as operator of such Purchased Assets;
(f)    letters-in-lieu of transfer orders with respect to the Oil and Gas Assets duly executed by Purchaser in the form attached hereto as Exhibit H; and
(g)    such other documents, instruments and certificates as Seller may reasonably request.
4.4    Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:
(a)    by Purchaser or Seller, if the Closing has not occurred by the close of business on August 15, 2016 (the “Termination Date”); provided, however, that, if the Closing has not occurred on or before the Termination Date primarily due to a material breach of any representations, warranties, covenants or agreements contained in this Agreement by Purchaser or Seller, then the breaching party may not terminate this Agreement pursuant to this Section 4.4(a);
(b)    by mutual written consent of Seller and Purchaser;
(c)    by Purchaser, if any condition to the obligations of Purchaser set forth in Sections 10.1 and 10.3 has become incapable of fulfillment other than as a result of a breach by Purchaser of any covenant or agreement contained in this Agreement, and such condition is not waived by Purchaser;
(d)    by Seller, if any condition to the obligations of Seller set forth in Sections 10.2 and 10.3 has become incapable of fulfillment other than as a result of a breach by Seller of any covenant or agreement contained in this Agreement, and such condition is not waived by Seller;
(e)    by Purchaser, if Seller breaches any representation or warranty or any covenant or agreement contained in this Agreement, such breach would result in a failure of a condition set forth in Sections 10.1 or 10.3 and, if such breach is curable, such breach has not been cured by the earlier of (i) thirty (30) days after the giving of written notice by Purchaser to Seller of such breach, and (ii) the Termination Date;
(f)    by Seller, if Purchaser breaches any representation or warranty or any covenant or agreement contained in this Agreement, such breach would result in a failure of a condition set forth in Sections 10.2 or 10.3, and, if such breach is curable, such breach has not been cured by the earlier of (i) thirty (30) days after the giving of written notice by Seller to Purchaser of such breach, and (ii) the Termination Date;
(g)    [Intentionally omitted];
(h)    by Seller or Purchaser, if there is in effect a final non-appealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto will promptly appeal any adverse determination that is not non-appealable and pursue such appeal with reasonable diligence; or
(i)    by Seller, before the entry of the Sale Order, if Seller’s Board of Directors (or applicable committee thereof) concludes in good faith, after consultation with Seller’s outside advisors, that consummating the transactions contemplated hereby would be inconsistent with the exercise of its fiduciary duties in the Bankruptcy Case; or
(j)    with no further action by any party, if the Bankruptcy Court shall enter an order approving a Competing Transaction and the transaction contemplated thereby either (i) is thereafter consummated or (ii) has not terminated but has not yet been consummated by August 15, 2016.
4.5    Procedure Upon Termination. In the event of termination pursuant to Section 4.4 hereof, written notice thereof will forthwith be given to the other party or parties, and this Agreement will terminate, and the purchase of the Purchased Assets hereunder will be abandoned, without further action by Purchaser or Seller. If this Agreement is terminated as provided herein, each party will redeliver all confidential information of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and no later than five (5) days after such termination the Deposit Amount shall be disbursed to the applicable Party entitled to receive such amount according to Section 3.2.
4.6    Effect of Termination.
(a)    In the event that this Agreement is validly terminated as provided herein, then each of the parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Purchaser or Seller; provided, however, that the provisions of Section 3.2, Section 4.5, this Section 4.6, and Article XII (other than Section 12.3) hereof and, to the extent necessary to effectuate the foregoing enumerated provisions, Sections 1.1, 1.2 and 1.3 hereof, will survive any such termination and will be enforceable hereunder; provided, further, that nothing in this Section 4.6 will be deemed to release any party from liability for any breach of its obligations under this Agreement.
V. BANKRUPTCY COURT APPROVAL
5.1    [Intentionally Omitted].

5.2    Competing Transactions. This Agreement is subject to approval by the Bankruptcy Court and the consideration by Seller of higher or better competing bids with respect to any asset sale, stock sale, merger or reorganization pursuant to Bankruptcy Code section 363 or under any chapter 11 plan of reorganization the effect of which would be the direct or indirect transfer of all or substantially all of the Purchased Assets or equity interests in a single transaction or a series of related transactions to one or more parties other than Purchaser or its Affiliates, or any similar transaction that does not involve a sale of the Purchased Assets to Purchaser (each a "Competing Transaction"). Following completion of the auction contemplated by the Bidding Procedures Order, Seller is not permitted to cause its respective representatives and Affiliates to initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, any Person (in addition to Purchaser and its Affiliates, agents and representatives) in connection with any sale or other disposition of the Purchased Assets. In addition, unless otherwise directed by the Bankruptcy Court, Seller shall not after completion of the auction contemplated in the Bidding Procedures Order respond to any inquiries or offers to purchase all or any part of the Purchased Assets or perform any other acts related thereto, including supplying information relating to the Business and the assets of Seller to prospective buyers. Notwithstanding anything to the contrary in this Section 5.2, the restrictions in the preceding two sentences shall not apply following the auction contemplated in the Bidding Procedures Order to the Person, if any, submitting a bid for a Competing Transaction at the auction contemplated in the Bidding Procedures Order if such Person prevails at the auction.
5.3    Bankruptcy Court Approval.
(a)    The execution and delivery of this Agreement by the Seller and the Seller’s ability to consummate the transactions set forth in this Agreement are subject, among other things, to the entry of the Sale Order.
(b)    In the event an appeal is taken or a stay pending appeal is requested from the Sale Order, Seller shall promptly notify Purchaser of such appeal or stay request and shall provide to Purchaser promptly a copy of the related notice of appeal or order of stay. Seller shall also provide Purchaser with written notice of any motion or application filed in connection with any appeal from either of such orders.
(c)    From and after the date of execution of this Agreement and prior to the Closing or the termination of this Agreement in accordance with Section 4.4, Seller shall not take any action which is intended to (or is reasonably likely to), or fail to take any action the intent (or the reasonably likely result) of which failure to act is to, result in the reversal, voiding, modification or staying of the Sale Order or this Agreement.
5.4    Bankruptcy Filings. From and after the date of execution of this Agreement and until the Closing Date, Seller shall use commercially reasonable efforts to deliver to Purchaser copies of all pleadings, motions, notices, statements, schedules, applications, reports and other papers that relate, in whole or in part, to this Agreement and the transactions contemplated hereby, or to Purchaser or their respective agents or representatives, that are to be filed by Seller in the Bankruptcy Case in advance of their filing, in each case, if reasonably practicable under the circumstances before the filing of such papers. Notwithstanding the foregoing, neither

Seller’s inadvertent failure to comply with this Section 5.4, nor Seller’s failure to comply with this Section 5.4 due to emergency circumstances, shall constitute a breach under this Agreement.
VI. REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Purchaser that:
6.1    Organization and Good Standing. Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and, subject to the limitations imposed on Seller as a resulted of having filed a petition for relief under the Bankruptcy Code, has the requisite company power and authority to own, lease and operate its properties and to carry on its business as now conducted. Seller is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary for the operation of the Business as now conducted, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
6.2    Authorization of Agreement. Subject to entry and ongoing effectiveness of the Sale Order and such other authorization as is required by the Bankruptcy Court, Seller has the requisite company power and authority to execute and deliver this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which it is a party and to perform its respective obligations hereunder and thereunder. The execution and delivery of this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite company action on the part of Seller. This Agreement and each other agreement, document or instrument contemplated hereby or thereby to which it is a party has been duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties hereto and the entry of the Sale Order) this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which it is a party constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its respective terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
6.3    Conflicts; Consents of Third Parties. (a) Except as set forth on Schedule 6.3(a), the execution and delivery by Seller of this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which it is a party, the consummation of the transactions contemplated hereby and thereby and compliance by Seller with any of the provisions hereof do not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Seller; (ii) subject to entry of the Sale Order, any Contract or Permit to which Seller is a party or by which any of the properties or assets of Seller are bound; (iii) subject to entry of the Sale Order, any Order of any Governmental Body applicable to Seller or any of the properties or assets of Seller as of the date hereof; or (iv) subject to entry of the Sale Order and subject to Seller’s Knowledge, any applicable Law, other than, in the case of clauses (iii) and

(iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
(b)    Except as set forth on Schedule 6.3(b) and except to the extent not required if the Sale Order is entered, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement or any other agreement, document or instrument contemplated hereby or thereby to which it is a party, the compliance by Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by Seller of any other action contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (15 U.S.C. § 18a), as amended, and (ii) the entry of the Sale Order.
6.4    Real Property. To Seller’s Knowledge, (i) the list of Oil and Gas Fee Properties set forth on Schedule 2.1(a)(ii) is a true, correct and complete list of all real property and interests in real property included in the Purchased Assets that are owned in fee by Seller, and (ii) the list of Leases set forth on Schedule 2.1(a)(i) is a true, correct and complete list of all real property and interests in real property included in the Purchased Assets that are leased, subleased, licensed or otherwise used or occupied by Seller as lessee, sublessee, licensee, lessor, sublessor or licensor, together with the parties to, and date of, each Lease. To Seller’s Knowledge, Seller has good and marketable fee title to all Oil and Gas Fee Properties, free and clear of all Encumbrances of any nature whatsoever except for (i) Encumbrances set forth on Schedule 6.4 that in each case would not individually or in the aggregate be reasonably likely to result in a Title Reduction and (ii) the Permitted Exceptions. Seller has made available to Purchaser true and complete copies of each Lease, and any and all amendments, modifications, supplements, exhibits, restatements, guarantees and other agreements (whether written or oral), in each case related thereto, in its possession and control. To Seller’s Knowledge, Seller has good and marketable leasehold interests in the real property conveyed by the Leases. To Seller’s Knowledge, each Lease is in full force and effect, and is valid, binding and enforceable in accordance with its terms. Seller has not received any written notice of (i) any default or event that with notice or lapse of time, or both, would constitute a default by Seller under any of the Leases, or (ii) any condemnation, zoning or other similar proceeding affecting any Oil and Gas Asset. Neither the whole nor any material portion of any Purchased Asset has been damaged or destroyed by fire or other casualty.
6.5    Title to Purchased Assets. Seller and its Affiliates own the Purchased Assets, and, subject to the entry of the Sale Order, Purchaser will be vested with good title to the Purchased Assets, free and clear of all Encumbrances, other than Permitted Exceptions, to the fullest extent permissible under section 363(f) of the Bankruptcy Code.
6.6    Taxes. (a) Except as set forth on Schedule 6.6(a), (i) Seller and its Affiliates have timely filed all Tax Returns required to be filed with respect to the Purchased Assets with the appropriate Tax Authorities in all jurisdictions in which such Tax Returns are required to be filed (taking into account any valid extension of the due date to file granted to or obtained on behalf of

Seller), and all such Tax Returns are correct and complete in all material respects and (ii) Seller and its Affiliates have timely paid all Taxes attributable to the Purchased Assets (including applicable unclaimed property and escheatment obligations) due and payable by it, as shown on its Tax Returns or otherwise payable.
(b)    Except to the extent a lien constitutes a Permitted Exception, there are no liens on any of the Purchased Assets attributable to Taxes.
(c)    No audit, litigation or other proceeding with respect to Asset Taxes has been commenced or is presently pending, and neither Seller nor its Affiliates have received any written notice of any pending claim against it (which remains outstanding) from any applicable Tax Authority for assessment of Asset Taxes and, to Seller’s Knowledge, no such claim has been threatened.
(d)    The assets that constitute the Tangible Personal Property are capital assets of Seller that have been used in the ordinary course of Seller’s business of producing, gathering, treating, transporting and selling Hydrocarbons, and Seller is not ordinarily engaged in the business of selling tangible personal property such as these capital assets.
(e)    Seller is not a foreign person within the meaning of section 1445(f)(3) of the Code.
(f)    No portion of the Purchased Assets owned by Seller or its Affiliates (i) has been contributed to and is currently owned by a tax partnership; (ii) is subject to any form of agreement (whether formal or informal, written or oral) deemed by any federal tax statute, rule or regulation to be or to have created a tax partnership; or (iii) otherwise constitutes “partnership property” (as that term is used throughout Subchapter K of Chapter 1 of Subtitle A of the Code) of a tax partnership. For purposes of this Section 6.6(f), a “tax partnership” is any entity, organization or group deemed to be a partnership within the meaning of section 761 of the Code or any similar federal statute, rule or regulation, and that is not excluded from the application of the partnership provisions of Subchapter K of Chapter 1 of Subtitle A of the Code by reasons of elections made, pursuant to section 761 (a) of the Code and all such similar federal statutes, rules and regulations, to be excluded from the application of all such partnership provisions.
6.7    Employees.
(a)    With respect to each Employee of the Business, Seller has provided or made available to Purchaser a list (the “Employee List”) setting forth such Employee’s (i) name; (ii) employer; (iii) department/function; (iv) title or job/position; (v) job designation (i.e., salaried or hourly); (vi) location of employment; (vii) employment status (active, on leave or on unpaid leave); and (viii) annual base rate of compensation and target bonus amount for the current fiscal year to which he or she is entitled.
(b)    Seller is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements that pertain to the Employees of Seller. No labor organization or group of employees of Seller that includes any Employee has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation currently pending or, to Seller’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving Seller pending, or to Seller’s Knowledge, threatened by any labor organization or group of employees of Seller. There are no strikes, work stoppages, slowdowns, lockouts or similar labor disputes, unfair labor practice charges, arbitrations, material grievances, unfair employment practice charges or complaints, or other claims or complaints against Seller, pending or, to Seller’s Knowledge, threatened by or on behalf of any Employee.
6.8    Validity of PLR Contracts. Schedule 2.1(a)(xii) sets forth any and all material PLR Contracts that are binding on the Purchased Assets. Each of the PLR Contracts is in full force and effect and a valid and binding obligation of Seller and, to the Knowledge of Seller, the other parties thereto in accordance with its terms and conditions, except as such validity and enforceability may be limited by: (a) bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and (b) equitable principles of general applicability (whether considered in a proceeding at law or in equity). To Seller’s Knowledge, as of the date of this Agreement, other than with respect to the Bankruptcy Case, no event has occurred that, with the passage of time or the giving of notice, or both, would constitute a default under or a violation of any such PLR Contract or would cause the acceleration of any obligation of Seller or its Affiliates or, to the Knowledge of Seller, any other party thereto or the creation of an Encumbrance upon any Purchased Asset. Prior to the date hereof, Seller has made available to Purchaser complete and accurate copies of all PLR Contracts and Leases, and any and all amendments thereto. Except for the PLR Contracts, neither Seller nor its Affiliates are obligated under any PLR Contract for the sale, processing, transportation, gathering or marketing of Hydrocarbons from the Purchased Assets and neither Seller nor its Affiliates have received any prepayments or buydowns such that Purchaser will be obligated after the Effective Time to make deliveries of Hydrocarbons without receiving full payment therefor.
6.9    Preferential Rights. Except as set forth on Schedule 6.9, there are no preferential rights to purchase, rights of first opportunity or other rights of any Person to acquire, or to be granted any interest in any of the Purchased Assets.
6.10    Litigation. Except as set forth on Schedule 6.10, as of the date hereof there are no material Legal Proceedings pending before any Governmental Body or, to the Knowledge of Seller, threatened against Seller or its Affiliates (a) with respect to the ownership or operation of the Purchased Assets or (b) the execution, delivery and consummation of the transactions contemplated hereunder.
6.11    Compliance with Laws. Except with respect to Environmental Laws (which are addressed exclusively in Section 6.12), to the Knowledge of Seller, Seller and its Affiliates (a) are in material compliance with all Laws applicable to the operation of the Purchased Assets; and (b) have all material Permits, licenses, consents, authorizations, permit applications and other approvals of Governmental Bodies as are required for the operation of the Purchased Assets as presently operated.

6.12    Environmental Matters; Environmental Permits. (a) Seller’s and its Affiliates’ ownership and operation of the Purchased Assets is in material compliance with all applicable Environmental Laws and such compliance includes Seller’s or its Affiliates’ obtaining, maintaining and renewing all Environmental Permits required for the operation of the Purchased Assets, (b) in connection with its ownership or operation of the Purchased Assets, neither Seller nor its Affiliates is subject to and have not received any written notice from any Person alleging (i) a violation or potential violation of Environmental Laws or (ii) Liability for a Remedial Action or other Environmental Liabilities, and (c) there is no investigation, action or proceeding pending, or, to the Knowledge of Seller, threatened that could reasonably be expected to result in Seller or its Affiliates incurring any material liability pursuant to any applicable Environmental Law in connection with the Business or the Purchased Assets. All Environmental Permits, licenses, consents, authorizations, permit applications and other approvals of Governmental Bodies and all bonds or other collateral posted by Seller and its Affiliates in connection therewith are set forth on Schedule 2.1(a)(xiii). This Section 6.12 represents the sole and exclusive representation and warranty of Seller regarding environmental matters.
6.13    Financial Advisors. Other than Rothschild, Inc., whose fees and expenses will be paid by Seller, no Person engaged by Seller or its Affiliates is entitled to any fee or commission or similar payment from Purchaser in respect of the transactions contemplated by this Agreement.
6.14    Equipment; Sufficiency of the Assets. Except as would not have a Purchaser Material Adverse Effect, all of the Tangible Personal Property is in a state of reasonable repair (ordinary wear and tear excepted) so as to be suitable for the purposes of which such equipment was constructed, obtained or is currently being used in all material respects.
6.15    Non-Consent Operations. No operations are being conducted or have been conducted on the Oil and Gas Assets with respect to which Seller or its Affiliates have elected to be a non-consenting party under the applicable operating agreement and with respect to which all of Seller’s or its Affiliates’ rights have not yet reverted to it.
6.16    Payment of Royalties. All royalties, overriding royalties, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, reversionary interests and other royalty burdens and other interests payable out of production of Hydrocarbons from or allocated to the Oil and Gas Assets or the proceeds thereof to Third Parties (other than royalties held in suspense and in good faith by Seller), which are payable by Seller, have been properly and correctly paid, and, to Seller’s Knowledge, if payable by Third Parties, have been properly and correctly paid.
6.17    No Other Representations or Warranties; Schedules. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE VI (AS MODIFIED OR SUPPLEMENTED BY THE SCHEDULES HERETO) AND THE OTHER INSTRUMENTS, AGREEMENTS AND CERTIFICATES DELIVERED HEREUNDER BY OR ON BEHALF OF SELLER OR ITS AFFILIATES HEREUNDER, INCLUDING THE DEEDS AND THE ASSIGNMENT AND BILL OF SALE, NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED

REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, ITS BUSINESS, THE PURCHASED ASSETS, THE ASSUMED LIABILITIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SELLER, ANY AFFILIATE OF SELLER OR ANY OF SELLER’S OR ITS AFFILIATES’ RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE VI HEREOF (AS MODIFIED BY THE SCHEDULES HERETO) AND THE OTHER INSTRUMENTS, AGREEMENTS AND CERTIFICATES DELIVERED HEREUNDER BY OR ON BEHALF OF SELLER HEREUNDER, INCLUDING THE DEEDS AND THE ASSIGNMENT AND BILL OF SALE, SELLER (A) EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT COMMON LAW, BY STATUTE, OR OTHERWISE, RELATING TO THE CONDITION OF THE PURCHASED ASSETS (INCLUDING ANY IMPLIED OR EXPRESSED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS) AND (B) DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER OR ANY OF ITS AFFILIATES). SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE PURCHASED ASSETS. THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE HERETO WILL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGMENT THAT ANY SUCH MATTER IS REQUIRED TO BE DISCLOSED OR IS MATERIAL OR THAT SUCH MATTER WOULD RESULT IN A SELLER MATERIAL ADVERSE EFFECT.
VII. REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller that:
7.1    Organization and Good Standing. Purchaser is an entity duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.
7.2    Authorization of Agreement. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement and each other agreement, document or instrument contemplated hereby or thereby to which Purchaser is a party has been duly and validly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto) this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which Purchaser is a party constitutes legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
7.3    Conflicts; Consents of Third Parties. Except for the Necessary Consents, the entry of the Sale Order and such other authorization as is required by the Bankruptcy Court:
(a)    The execution and delivery by Purchaser of this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which Purchaser is a party, the consummation of the transactions contemplated hereby and thereby, or compliance by Purchaser with any of the provisions hereof or thereof do not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order of any Governmental Body applicable to Purchaser or any of the properties or assets of Purchaser as of the date hereof; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement and each other agreement, document or instrument contemplated hereby or thereby to which Purchaser is a party, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby, the taking by Purchaser of any other action contemplated hereby or thereby, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notifications, the failure of which to obtain or make, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
7.4    Litigation. Except for the Bankruptcy Case, as of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Purchaser, threatened against Purchaser, or to which Purchaser is otherwise a party before any Governmental Body, which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a

Purchaser Material Adverse Effect. Purchaser is not subject to any Order of any Governmental Body except to the extent the same would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
7.5    Financial Advisors. No Person engaged by Purchaser is entitled to any fee or commission or similar payment from Sellers in respect of the transactions contemplated by this Agreement.
7.6    Financial Capability. Purchaser will have at Closing available cash and credit capacity sufficient to pay the Adjusted Cash Amount, to post all bonds or other collateral (including cash, certificates of deposit and/or letters of credit) as may be required from time to time by any Governmental Body to facilitate the transfer of Permits, and any other expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Purchaser’s obligations to complete the transactions contemplated hereby are not dependent upon or conditioned on receipt of financing.
7.7    Limited Representations and Warranties. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Seller is not making any representations or warranties whatsoever, express or implied, beyond those expressly given by Seller in Article VI hereof (as modified or supplemented by the Schedules hereto) and the other instruments, agreements and certificates delivered hereunder by or on behalf of Seller, including the Deeds and Assignments, and Purchaser acknowledges and agrees that, except for the representations and warranties contained therein, the Purchased Assets are being transferred on a “where is,” and, as to condition, “as is,” basis.
7.8    Independent Evaluation. Purchaser is sophisticated in the evaluation, purchase, ownership and operation of Oil and Gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transactions contemplated herein, except to the extent of Seller’s express covenants set forth herein, the representations and warranties in Article VI hereof and the representations, warranties and covenants set forth in the other instruments, agreements and certificates delivered hereunder by or on behalf of Seller, including the Deeds and Assignments, Purchaser has relied or shall rely solely on its own independent investigation and evaluation of the Purchased Assets and the advice of its own legal, tax, economic, environmental, engineering, geological and geophysical advisors and the express provisions of this Agreement and not on any other comments, statements, projections or other materials made or given by any representatives or consultants or advisors engaged by Seller.
VIII. COVENANTS
8.1    Bankruptcy Court Filings. Seller will pursue diligently the entry of the Sale Order under the procedures established under the Bidding Procedures Order unless Seller’s Board of Directors (or applicable committee thereof) concludes in good faith, after consultation with Seller’s outside advisors, that doing so would be inconsistent with the exercise of its fiduciary duties in the Bankruptcy Case. Purchaser agrees that it will promptly take such actions as are reasonably requested by Seller to assist in obtaining entry of the Sale Order and a finding of adequate assurance of future performance by Purchaser of the Contracts, including by furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by Purchaser under this Agreement and demonstrating that Purchaser is a “good faith” purchaser under section 363(m) of the Bankruptcy Code and taking such other actions that may be required by the Bidding Procedures Order. If the entry of the Sale Order is appealed, Seller and Purchaser will use their respective reasonable efforts to defend such appeal(s) unless, in Seller’s case, Seller’s Board of Directors (or applicable committee thereof) concludes in good faith, after consultation with Seller’s outside advisors, that doing so would be inconsistent with the exercise of its fiduciary duties in the Bankruptcy Case.
8.2    Access to Information. Prior to the Closing Date, Purchaser will be entitled, through its officers, employees, consultants and representatives (including, without limitation, its legal advisors and accountants), to make such investigation and examination of the Purchased Assets and the Assumed Liabilities (including, but not limited to, the right to perform an environmental site assessment) as it reasonably requests and to make extracts and copies of documents included therein. In the event this transaction does not close, Purchaser shall provide to Seller a copy of any report(s) received in connection with an environmental site assessment. Any such investigation and examination will be conducted upon reasonable advance notice and under reasonable circumstances and will be subject to restrictions under applicable Law. Notwithstanding anything herein to the contrary, no such investigation or examination will be permitted to the extent that it would require Seller to disclose information that is competitively sensitive or subject to attorney-client privilege.
8.3    Operation or Maintenance of the Purchased Assets and the Business Pending the Closing.
(a)    Except (i) as set forth on Schedule 8.3(a), (ii) as required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement, or (iv) with the prior written consent of Purchaser (which will not be unreasonably withheld, conditioned or delayed) or the approval of the Bankruptcy Court, during the period from the date of this Agreement to and through the Closing Date, Seller will and will cause its Affiliates to:
(i)    operate or maintain the Purchased Assets and Business only in the Ordinary Course of Business;
(ii)    use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Business and (B) preserve the present relationships with customers of the Business; provided, however, that Seller may act outside of the Ordinary Course of Business as necessary to comply with the Bankruptcy Code and orders of the Bankruptcy Court;
(iii)    pay or cause to be paid all bonuses and rentals, royalties, overriding royalties, shut-in royalties, and minimum royalties and development and operating expenses, and other payments incurred with respect to the Oil and Gas Assets operated by Seller or its Affiliates except (A) royalties held in suspense as a result of title issues and that do not give any third party a right to cancel an interest in any Oil and Gas Assets operated by Seller, and (B)

expenses or royalties being contested in good faith, if Seller or its Affiliates notifies Purchaser and obtain Purchaser’s approval prior to withholding such payment; and
(iv)    maintain and keep the Leases in full force and effect.
(b)    Except (i) as set forth on Schedule 8.3(b), (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement or (iv) with the prior written consent of Purchaser (which will not be unreasonably withheld, conditioned or delayed) or the approval of the Bankruptcy Court, during the period from the date of this Agreement to and through the Closing Date, Seller will not and will cause its Affiliates not to:
(i)    subject any of the Purchased Assets to any Encumbrance, except for existing Encumbrances and Permitted Exceptions;
(ii)    other than in the Ordinary Course of Business, assign, license, sell, transfer, convey, farmout, release, terminate, amend, supplement, abandon, lease, sublease, transfer or otherwise dispose of any of the Purchased Assets (except for the purpose of disposing of obsolete assets);
(iii)    waive or release any material right of Seller or its Affiliates that constitutes a Purchased Asset;
(iv)    enter into any Contract or amend, modify, extend, supplement or waive any rights under any Purchased Asset;
(v)    enter into any Hydrocarbon sales, supply, exchange, processing or transportation contract with respect to the Purchased Assets which is not terminable without penalty or detriment on notice of sixty (60) days or less;
(vi)    commence, propose, or agree to participate in any single operation with respect to the Oil and Gas Assets with an anticipated cost in excess of Fifty Thousand Dollars ($50,000), except for emergency operations or operations required by any Governmental Body; or
(vii)    agree to do anything prohibited by this Section 8.3.
8.4    Consents. Seller will use its commercially reasonable efforts, and Purchaser will cooperate with Seller, to obtain at the earliest practicable date all consents and approvals contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Section 6.3(b) hereof; provided, however, that Seller will not be obligated to pay any consideration therefor to any Third Party from whom consent or approval is requested or to initiate any litigation or Legal Proceedings to obtain any such consent or approval.
8.5    Further Assurances. Subject to the other provisions of this Agreement, Purchaser and Seller will use their commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (b)

cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.
8.6    Preservation of Records. Seller and Purchaser agree that each of them will preserve and keep the records held by it or its Affiliates relating to the Business for a period of six (6) months from the Closing Date (except as provided below) and will make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings or tax audits against or governmental investigations of Seller or Purchaser or any of their Affiliates or to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby and to permit Seller to comply with its obligations as debtor in the Bankruptcy Case. In the event Seller or Purchaser wishes to destroy such records before or after that time, such party will first give sixty (60) days prior written notice to the other and such other party will have the right at its option and expense, upon prior written notice given to such party within such sixty (60) day period, to take possession of the records within ninety (90) days after the date of such notice.
8.7    Publicity. The initial press release concerning this Agreement and the transactions contemplated hereby will be in substantially the form agreed to by the parties. None of the parties hereto will issue any press release concerning this Agreement or the transactions contemplated hereby (and Seller will cause its Affiliates not to issue any press release) without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Purchaser or Seller, disclosure is otherwise required by applicable Law, the rules of any applicable securities exchange or by the Bankruptcy Court with respect to filings to be made with the Bankruptcy Court in connection with this Agreement, provided, however, that the party intending to make such release shall provide the other party with reasonable advance notice prior to the public issuance of such release and shall use its commercially reasonable efforts consistent with such applicable Law or Bankruptcy Court requirement to consult with the other party with respect to the text thereof. The parties and Alpha Natural Resources, LLC agree that the confidentiality provisions of this Agreement shall supersede and replace the confidentiality restrictions in that certain Confidentiality Agreement dated February 29, 2016 between Purchaser and Alpha Natural Resources, LLC.
8.8    Supplementation and Amendment of Schedules. For the purpose of avoiding any misunderstanding, Seller may, at its option, supplement the existing Schedules in order to reflect any additional matters, except that Seller will not revise Schedule 2.1(a)(xii) to add any material contracts without the consent in writing of the Purchaser, which consent shall not be unreasonably withheld, and Seller will not make any change to Schedule 2.3. Such inclusion, or any references to dollar amounts, will not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information provided in one Schedule will suffice, without repetition or cross reference, as a disclosure of such information in any other Schedule to which its relevance is reasonably apparent on its face. Notwithstanding anything to the contrary in this Section 8.8, for all purposes of determining whether the conditions set forth in Section 10.1 have been satisfied, the Schedules shall be deemed to include only that information contained therein on the date this Agreement is executed and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto.
8.9    Release of Encumbrances. Concurrent with the Closing and except for Permitted Exceptions, the Seller shall cause the Purchased Assets to be released from any Encumbrances (if any) encumbering any of the Purchased Assets pursuant to the Sale Order.
IX. EMPLOYEE AND EMPLOYEE BENEFITS
9.1    Employees. Any time prior to or after the Closing Date, Purchaser may make an offer of employment commencing as of the Closing Date to any of the employees listed on Schedule 9.1 (each a “Business Employee”) on terms and conditions determined by Purchaser.
9.2    Employee Matters. Nothing in this Article IX or any other provision of this Agreement shall (i) confer upon any Employee or any other Person any right to continue in the employ or service of Purchaser, Seller, or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of Purchaser, Seller, or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Employee or any other Person at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Purchaser, Seller, or any of their respective Affiliates and the applicable Person; (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or (iii) limit the ability of Purchaser, Seller or any of their respective Affiliates to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time adopted, assumed, established, sponsored or maintained by any of them. Notwithstanding any provision in this Agreement to the contrary, nothing in this Article IX shall create any Third Party rights in any Person, including any current or former director, officer, employee or other service provider of Seller or its Affiliates or any participant in any Employee Benefit Plan or other compensation or employee benefit plan, program, policy, agreement or other arrangement (or any beneficiaries or dependents thereof).
X. CONDITIONS TO CLOSING
10.1    Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):
(a)    the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects (disregarding any materiality, Seller Material Adverse Effect or similar qualifiers) on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, provided, however, that the condition to Closing set forth in this Section 10.1(a) shall be deemed to be satisfied unless individually or in the aggregate the effect of all breaches, inaccuracies, and failures of such representations and warranties to be true and correct in all respects would reasonably be expected to result in a Seller Material Adverse Effect, and Purchaser shall have received a certificate signed by an authorized officer of Seller, dated the Closing Date, to the foregoing effect;
(b)    Seller shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by it prior to the Closing Date, and Purchaser shall have received a certificate signed by an authorized officer of Seller, dated the Closing Date, to the foregoing effect;
(c)    Seller shall have delivered, or caused to be delivered, or be ready, willing and able to deliver, to Purchaser all of the items set forth in Section 4.2; and
(d)    The aggregate adjustments to the Unadjusted Cash Amount under Section 2.1(a) of Appendix A does not equal or exceed an amount equal to twenty five percent (25%) of the Unadjusted Cash Amount.
10.2    Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):
(a)    the representations and warranties of Purchaser contained in this Agreement that are not qualified by materiality or Purchaser Material Adverse Effect shall be true and correct in all material respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and the representations and warranties of Purchaser contained in this Agreement that are qualified by materiality or Purchaser Material Adverse Effect shall be true and correct in all respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date and Seller shall have received a certificate signed by an authorized officer of Purchaser, dated the Closing Date, to the foregoing effect;
(b)    Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date, and Seller shall have received a certificate signed by an authorized officer of Purchaser, dated the Closing Date, to the foregoing effect; and
(c)    Purchaser shall have delivered, or caused to be delivered, or be ready, willing and able to deliver, to Seller all of the items set forth in Section 4.3.
10.3    Conditions Precedent to Obligations of Purchaser and Seller. The respective obligations of Purchaser and Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions:

(a)    there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and
(b)    the Bankruptcy Court shall have entered the Sale Order which shall remain in effect and not be stayed.
10.4    Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in Sections 10.1, 10.2 or 10.3, as the case may be, if such failure was primarily caused by such party’s failure to comply with any provision of this Agreement.
XI. TAXES
11.1    Transfer Taxes. Each of Purchaser, on the one hand, and Seller, on the other hand, will be responsible for fifty percent (50%) of any sales, use, documentary, stamp and transfer or similar Taxes arising from or relating to the consummation of the transactions contemplated by this Agreement and which are not eliminated through the application of section 1146(a) of the Bankruptcy Code (collectively, “Transfer Taxes”), regardless of the party on whom liability is imposed under the provisions of the Laws relating to such Transfer Taxes. Seller and Purchaser will consult and cooperate in timely preparing and making all filings, Tax Returns, reports and forms as may be required to comply with the provisions of the Laws relating to such Transfer Taxes and will cooperate and otherwise take commercially reasonable efforts to obtain any available refunds for or exemptions from such Transfer Taxes. Notwithstanding the foregoing, Purchaser shall be responsible for all filing and recording fees and expenses arising from or relating to the consummation of the transactions contemplated by this Agreement.
11.2    Certain Periodic Non-Income Taxes.
(a)    Seller shall be allocated and bear all Asset Taxes attributable to any Tax period (or portion thereof) ending prior to the Effective Time, and Purchaser shall be allocated and bear all Asset Taxes attributable to any Tax period (or portion thereof) beginning at or after the Effective Time.
(b)    For purposes of determining the allocations described in Section 11.2(a), (i) Asset Taxes that are attributable to the severance or production of Hydrocarbons shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred, (ii) Asset Taxes that are based upon or related to income or receipts or imposed on a transactional basis (other than such Asset Taxes described in clause (i)) shall be allocated to the period in which the activity or transaction giving rise to such Asset Taxes occurred, and (iii) Asset Taxes that are ad valorem, property or other Asset Taxes imposed on a periodic basis pertaining to a Tax period that begins before and ends after the Effective Time shall be allocated between the portion of such period ending immediately prior to the Effective Time and the portion of such period beginning at the Effective Time by prorating each such Asset Tax based on the number of days in the applicable period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such period that occur on or after the date on which the Effective Time occurs.

(c)    To the extent the actual amount of an Asset Tax is not determinable at the time an adjustment to the Unadjusted Cash Amount is to be made with respect to such Asset Tax pursuant to Section 2 of Appendix A, as applicable, (a) the parties shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment, and (b) upon the later determination of the actual amount of such Asset Tax, timely payments will be made from one party to the other to the extent necessary to cause each party to bear the amount of such Asset Tax that is allocable to such party under this Section 11.2.
11.3    Cooperation and Audits. Purchaser, Seller, and their respective Affiliates will cooperate fully with each other regarding Tax matters (including the execution of appropriate powers of attorney) and will make available to the other as reasonably requested all information, records and documents relating to Taxes governed by this Agreement until the expiration of the applicable statute of limitations or extension thereof or the conclusion of all audits, appeals or litigation with respect to such Taxes.
XII. MISCELLANEOUS
12.1    No Survival of Representations and Warranties. The parties hereto agree that the representations and warranties contained in this Agreement will not survive the Closing hereunder, and none of the parties will have any liability to each other after the Closing for any breach thereof. The parties hereto agree that the covenants contained in this Agreement to be performed prior to, at or after the Closing will survive the Closing hereunder, and each party hereto will be liable to the other after the Closing for any breach thereof. Seller will have no future liability under any post-Closing covenant herein or in any other agreement or instrument entered into in connection with the transactions contemplated hereby in the event that Seller sells all or substantially all of its assets or effects a plan of liquidation.
12.2    Expenses. Except as set forth in Article XI, each of Seller and Purchaser will bear its own respective expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby.
12.3    Injunctive Relief. Damages at Law may be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement, and, accordingly, any party hereto will be entitled to injunctive relief with respect to any such breach, including specific performance of such covenants, promises or agreements or an order enjoining a party from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement. The rights set forth in this Section 12.3 will be in addition to any other rights which a party hereto may have at law or in equity pursuant to this Agreement.
12.4    Submission to Jurisdiction; Consent to Service of Process. (a) Without limiting any party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court will retain exclusive jurisdiction to enforce the terms of this Agreement and the Sale Order and to decide any claims or disputes that may arise or result from, or be connected with, this Agreement, any breach or default hereunder or the transactions contemplated hereby, and (ii) any and all proceedings related to the foregoing will be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and will receive notices at such locations as indicated in Section 12.8 hereof; provided, however, that if the Bankruptcy Cases have been closed pursuant to section 350 of the Bankruptcy Code, and have not been reopened after request of the parties, the parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the Western District of Pennsylvania or the state courts for the Commonwealth of Pennsylvania and any appellate court from any thereof, for the resolution of any such claim or dispute. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection that they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b)    Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 12.8.
12.5    Waiver of Right to Trial by Jury. Each party to this Agreement waives any right to trial by jury in any action, matter or proceeding regarding this Agreement or any provision hereof.
12.6    Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and Exhibits hereto), the Escrow Agreement and the other documents and instruments delivered by the parties hereunder represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements between the parties relating to such subject matter. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.
12.7    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to contracts made and performed in such State and, where applicable, federal law, including the Bankruptcy Code.

12.8    Notices. All notices and other communications under this Agreement will be in writing and will be deemed given (a) when delivered personally by hand, (b) when sent by facsimile (with written confirmation of transmission), (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt) or (d) if by email, then upon an affirmative reply (but not an automated response) by email by the intended recipient that such email was received, in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):
If to Sellers, to:
Pennsylvania Land Resources, LLC
c/o Alpha Natural Resources Services, LLC
Attn: Scott Kreutzer, Vice President – Land & Gas
One Alpha Place
PO Box 16429
Bristol, VA 24202
Facsimile: (276) 285-3458
Email:
with a copy to:
Alpha Natural Resources, Inc.
Attn: General Counsel
One Alpha Place
PO Box 16429
Bristol, VA 24202
Facsimile: (276) 623-4321
Email:
With copies (which will not constitute notice) to:
Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, GA 30309
Facsimile: (404) 581-8330
Attention: Jeffrey B. Ellman
Email:
and
Jones Day
222 East 41st Street
New York, NY 10017

Facsimile: (212) 755-7306
Attention: John K. Kane
Email:
and
Jackson Kelly PLLC
500 Lee Street, East
Suite 1600
Charleston, WV 25301
Attention: Elizabeth B. Elmore, Esquire
Attention: Elizabeth O. Lord, Esquire
Facsimile: 304-344-1080
Email:
If to Purchaser, to:
Vantage Energy Appalachia II LLC
116 Inverness Drive E, Suite 107
Englewood, CO 80112
Attention: Roger Biemans
Facsimile: 303-386-8701
Email:
with a copy to:
Vantage Energy Appalachia II LLC
116 Inverness Drive E, Suite 107
Englewood, CO 80112
Attention: Mary Viviano
Facsimile: 303-386-8701
Email:
With copies (which will not constitute notice) to:
Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, TX 77002
Attention: John Higgins and Jeremy Mouton
Facsimile: 713-226-6248 and 713-226-6291
Email:
12.9    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
12.10    Assignment. This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement will create or be deemed to create any Third Party beneficiary rights in any Person or entity not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consents will be void, provided, however, that (a) Purchaser may assign some or all of its rights and/or delegate some or all of its obligations hereunder to one or more controlled subsidiaries formed by it prior to the Closing and (b) after the Closing, Seller may assign some or all of its rights or delegate some or all of its obligations hereunder to successor entities pursuant to a plan of reorganization confirmed by the Bankruptcy Court. No assignment of any obligations hereunder will relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Seller or Purchaser will also apply to any such assignee unless the context otherwise requires.
12.11    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner or equityholder of any party will have any liability for any obligations or liabilities of such party under this Agreement or any agreement entered into in connection herewith of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
12.12    Representation of Seller and its Affiliates. The legal and financial advisors of each of the parties are known to the other parties. Following the Closing, such advisors may serve as advisers to any other party and their respective Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by any such advisor of another party or any of its Affiliates; provided, however, that in no event shall (a) Seller’s counsel or other advisors represent Purchaser in any matter adverse to Seller during the pendency of the Bankruptcy Case, or (b) Purchaser’s counsel or other advisors represent Seller in any matter adverse to Purchaser related to this Agreement and the transactions contemplated hereby. Purchaser (on behalf of itself and its controlled Affiliates) also further agrees that, as to all communications among counsel to Seller or its Affiliates and representatives of Seller or its Affiliates that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Seller or Affiliate and may be controlled by the Seller or Affiliate and will not pass to or be claimed by Purchaser or any of its controlled Affiliates.

12.13    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
PURCHASER:

VANTAGE ENERGY APPALACHIA II LLC
By: /s/ Roger Biemans
Name: Roger Biemans
Title: Chief Executive Officer

SELLER:

PENNSYLVANIA LAND RESOURCES, LLC

By: /s/ Andy Eidson
Name: Andy Eidson
Title: Vice President and Treasurer

Signature Page to Asset Purchase Agreement

SOLELY WITH RESPECT TO SECTION 8.7:

ALPHA NATURAL RESOURCES, LLC
By: /s/ Andy Eidson
Name: Andy Eidson
Title: Manager, President and Chief Financial Officer

Signature Page to Asset Purchase Agreement